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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 2)
Maine & Maritimes Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
560377103
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
1375 East 9th Street,
20th Floor, Cleveland, OH 44114,
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.	560377103	Page	2	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		79,514

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,514

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,514

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	560377103	Page	3	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		79,514

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,514

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,514

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	560377103	Page	4	of	6
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 2 to Schedule 13D is filed by the Richard M. Osborne Trust, an Ohio trust (the “Trust”), and Richard M. Osborne relating to shares of common stock, par value $7.00 per share (the “Shares”), of Maine & Maritimes Corporation, a Maine corporation (the “Company”). Richard M. Osborne is sole trustee of the Trust.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(c) and 5(e) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 1,677,862 Shares outstanding.
     The Trust beneficially owns 79,514 Shares, or 4.7% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all of the Shares held by the Trust.
     (c) In the past 60 days, the Trust has sold 31,414 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
7/11/2008	401	$45.55
7/14/2008	100	$45.75
7/14/2008	100	$45.92
7/14/2008	100	$45.94
7/14/2008	15	$45.50
7/14/2008	3,212	$44.64
7/16/2008	1,000	$43.45
7/16/2008	2,500	$43.55
7/17/2008	400	$43.75
7/17/2008	3,500	$43.50
7/18/2008	3,700	$43.50
7/18/2008	100	$43.75
7/21/2008	100	$43.65
7/21/2008	1,615	$43.50
7/22/2008	100	$43.50
7/22/2008	100	$43.71
7/22/2008	225	$43.70
7/24/2008	100	$43.25
7/24/2008	2,585	$43.00
7/25/2008	1,315	$43.00
7/25/2008	200	$43.50
7/29/2008	1,700	$44.00

CUSIP No.	560377103	Page	5	of	6

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
7/29/2008	400	$44.10
7/29/2008	946	$43.94
7/29/2008	100	$43.80
7/29/2008	100	$43.34
7/30/2008	700	$44.00
7/30/2008	800	$44.25
7/30/2008	200	$43.50
7/30/2008	500	$44.01
7/30/2008	400	$43.90
7/30/2008	300	$43.85
7/30/2008	200	$43.83
7/30/2008	100	$43.91
7/30/2008	264	$43.74
7/30/2008	736	$43.00
7/30/2008	900	$43.02
7/30/2008	100	$43.03
7/30/2008	1,500	$43.75
     (e) On July 30, 2008, the Trust and Mr. Osborne ceased to be the beneficial owner of more than 5% of the Shares.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 7, 2008

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee

/s/ Richard M. Osborne

RICHARD M. OSBORNE, individually

Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement